UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 11-K

ANNUAL REPORT

PURSUANT TO SECTION 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2009

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from              to

Commission File Number 000-25233

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

Provident Bank 401(k) and Profit Sharing Plan

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Provident New York Bancorp

400 Rella Boulevard

Montebello, New York 10901

PROVIDENT BANK 401(K) AND

PROFIT SHARING PLAN

FINANCIAL STATEMENTS AND

SUPPLEMENTAL SCHEDULES

FOR YEARS ENDED

DECEMBER 31, 2009 AND 2008

PROVIDENT BANK 401(k) AND PROFIT SHARING PLAN

YEARS ENDED DECEMBER 31, 2009 AND 2008

Report of Independent Registered Public Accounting Firm

To Participants and Administrator of the

Provident Bank 401(k) and Profit Sharing Plan

Montebello, New York

We have audited the accompanying statement of net assets available for plan benefits of the Provident Bank, 401(k) and Profit Sharing Plan as of December 31, 2009, and the related statements of changes in net assets available for plan benefits for the year then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audit. The prior year summarized comparative information has been derived from the Plan’s 2008 financial statements and, in our report dated June 10, 2009; we expressed an unqualified opinion on those financial statements.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Provident Bank, 401(k) and Profit Sharing Plan as of December 31, 2009 and the changes in net assets available for plan benefits for the years then ended, in conformity with U.S. generally accepted accounting principles.

Suffern, New York June 9, 2010

PROVIDENT BANK 401(k) AND PROFIT SHARING PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR PLAN BENEFITS

DECEMBER 31, 2009 AND 2008

	2009	2008
ASSETS
Deposits with investment fund companies (at fair value)	$26,563,052	$24,069,258
Loans receivable - participants	585,648	478,400

TOTAL ASSETS	27,148,700	24,547,658

LIABILITIES - Accrued expenses	23,125	15,500

NET ASSETS AVAILABLE FOR PLAN BENEFITS	$27,125,575	$24,532,158

See notes to financial statements.

PROVIDENT BANK 401(k) AND PROFIT SHARING PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS

YEARS ENDED DECEMBER 31, 2009 AND 2008

	2009	2008
ADDITIONS:
Investment activity:
Net (depreciation) in fair value of investments	$(563,193)	$(5,594,305)
Dividend income	444,493	447,571
Interest on participant loans	35,306	34,445

Total investment (loss)	(83,394)	(5,112,289)

Contributions:
Employer	1,674,090	1,625,478
Employee	2,280,169	2,254,242
Employee rollovers	154,461	210,785

Total contributions	4,108,720	4,090,505

Transfer in of plan assets - Hudson Valley Invest. Advisors, LLC	—	28,734
Transfer in of plan assets - Provident ESOP	—	105,561

TOTAL ADDITIONS (DEDUCTIONS)	4,025,326	(887,489)

DEDUCTIONS:
Administrative fees and misc	32,243	19,174
Audit fee	17,500	22,400
Distributions to participants	1,382,166	2,259,777

TOTAL DEDUCTIONS	1,431,909	2,301,351

NET INCREASE (DECREASE)	2,593,417	(3,188,840)
NET ASSETS AVAILABLE FOR BENEFITS:
Beginning of year	24,532,158	27,720,998

END OF YEAR	$27,125,575	$24,532,158

See notes to financial statements.

PROVIDENT BANK 401(k) AND PROFIT SHARING PLAN

NOTES TO FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2009 AND 2008

1. GENERAL INFORMATION

Effective January 1, 2008, Hudson Valley Investment Advisors adopted the Provident Bank 401(k) Plan. The former Hudson Valley Investment Advisors LLC Profit-Sharing Plan & Trust was merged into the Provident Bank 401(k) Plan assets as of that effective date and held as a separate trust. The two trusts were merged on March 25, 2010 into one Trust held at Principal Financial.

An internal Provident 401(k) Committee comprised of members of the management of Provident Bank assumes the Bank’s fiduciary responsibilities.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The financial statements of the Plan are prepared on the accrual basis of accounting.

Investment Valuation and Income Recognition

The Plan’s investments are stated at fair value. Quoted market prices are used to value investments. Shares of mutual funds are valued at quoted market prices which represent the net asset value of shares held by the Plan at year-end. Purchases and sales of securities are recorded on a trade-date basis. Dividends are recorded on the ex-dividend date. The investment income, capital gains and losses (realized and unrealized), and any expenses incurred in conjunction with the investments are reflected in the statement of changes in net assets available for Plan benefits as net appreciation (depreciation) in the fair value of investments.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that effect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

3. DESCRIPTION OF THE PLAN

The following description of the Plan has been extracted from the Plan document and provides only general information. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

The Plan is a defined contribution plan which covers all eligible employees. Provident Bank (“Employer”) established the plan on August 1, 1991. The plan was amended and restated effective January 1, 2006 with subsequent amendments added effective September 30, 2006. Most recently, the plan was amended and restated in its entirety, effective January 1, 2010, to comply with all required regulatory changes. The restated Plan document is a volume submitter created by Milliman, Inc. upon which Provident’s plan document was based. Milliman received a favorable determination letter from the IRS for their volume submitter. In April, 2010, Provident Bank also filed for a favorable determination letter specific to the Provident Bank 401(k) & Profit-Sharing Plan.

PROVIDENT BANK 401(k) AND PROFIT SHARING PLAN

NOTES TO FINANCIAL STATEMENTS—(Continued)

YEARS ENDED DECEMBER 31, 2009 AND 2008

3. DESCRIPTION OF THE PLAN (Con’t.)

Hudson Valley Investment Advisors, LLC (referred to as “HVIA”), a subsidiary, adopted the Plan effective January 1, 2008. Hardenburgh Abstract, also a subsidiary, had previously adopted the Plan upon the merger of the Warwick Savings Bank 401(k) Plan with the Provident Plan.

All employees are eligible to participate in the Plan immediately upon hire if they are scheduled to work 1,000 hours or more annually.

For each Plan year, the employer shall contribute to the Plan:

(a)	The amount of the total salary reduction of all Participants made pursuant to Section 4.2 (a), which amount shall be deemed an Employee’s elective contribution.

(b)	On behalf of each participant who is eligible to share in matching contributions for the Plan year, the Bank may make a discretionary matching contribution to the Plan on behalf of each participant. The amount of matching contribution is a percentage of the pre-tax contributions to the Plan. The matching contribution percentage is determined by the Bank, in its sole discretion. The Bank may modify this percentage, as it deems necessary. For the Plan Years 2009 and 2008, the employer matching contribution was equal to 50% of employee deferrals, to a maximum of 3% of compensation. The match is paid in cash and invested per employee direction.

(c)	Each participant may elect to defer from 1% to 50% of his/her compensation which is received in the Plan year. For new participants, this election is applied to their compensation as soon as administratively feasible following receipt of their election. Modification of an earlier election may be made monthly. The modification election is applied to compensation as soon as administratively feasible on the first or second payroll of the month following the election date.

(d)	Effective October 1, 2006, at date of hire, employees who are scheduled to work 1,000 hours or more per year are automatically enrolled in the Plan and are eligible for employer matching contributions and for the employer base profit-sharing contribution. Upon signing an acknowledgement of payroll deduction form, a participant will automatically have a 2% deferral election unless he elects otherwise through the Plan’s online website or through the Plan’s Call Center. If an employee deferral election has not been made and if the employee has not signed an acknowledgement form, the participant is assumed to have a 0% employee deferral.

(e)

Effective October 1, 2006, a discretionary profit-sharing component was added to the Plan. It is deemed an employer non-elective contribution and referred to as the Employer Base Profit-Sharing Contribution. For the Plan Years 2009 and 2008 this employer profit-sharing contribution was 3% of eligible pay. The

PROVIDENT BANK 401(k) AND PROFIT SHARING PLAN

NOTES TO FINANCIAL STATEMENTS—(Continued)

YEARS ENDED DECEMBER 31, 2009 AND 2008

3. DESCRIPTION OF THE PLAN (Con’t.)

Employer Base Profit-Sharing Contribution is made independent of the level of participant deferrals. It is paid in cash and invested per employee direction.

(f)	Effective October 1, 2006, an additional employer non-elective contribution was added to the Plan and referred to as an “additional discretionary contribution”. As of December 31, 2009, no such additional discretionary contribution was made.

(g)	Effective in 2008, Provident Bank ESOP participants who were eligible for ESOP Diversification Elections were permitted to transfer their ESOP Diversification funds to their 401(k) account. During the 2009 ESOP Diversification Period, no participants elected to participate in the Diversification Election and $0 were transferred into the 401(k) Plan from the ESOP. In 2008, Diversification Elections of six eligible participants resulted in $105,561 transferred from the Provident Bank ESOP to the Provident Bank 401(k) and Profit Sharing Plan.

(h)	The employer shall contribute to the Plan the amount necessary to provide the top-heavy minimum contribution.

The amount by which compensation is reduced shall be that participant’s deferred compensation, to be treated as an employee contribution and allocated to that participant’s election account.

The total deferral in any taxable year may not exceed a dollar limit, which is set by law. The limit was $16,500 in 2009 and $15,500 in 2008. Individuals age 50 or over were allowed to make additional contributions of $5,500 in 2009 and $5,000 in 2008. The annual compensation limit was $245,000 and $230,000 for 2009 and 2008, respectively.

A participant has, at all times, a vested and nonforfeitable right to the entire balance in his/her election account, and will have a 100% vested interest in the employer’s matching and non-elective employer contributions following the completion of four full years of service with the employer, upon attainment of age 65, or upon death or permanent and total disability.

Participants who have completed less than four years are entitled to a percentage of the employer’s contributions on the basis of full years of service in accordance with the following schedule:

Years of Vesting Service	Vested Percentage
Less than 2	0%
2	50%
3	75%
4 or more	100%

PROVIDENT BANK 401(k) AND PROFIT SHARING PLAN

NOTES TO FINANCIAL STATEMENTS—(Continued)

YEARS ENDED DECEMBER 31, 2009 AND 2008

3. DESCRIPTION OF THE PLAN (Con’t.)

Any employee who was a participant in the Warwick Savings Bank 401(k) Savings Plan as of September 30, 2006 shall be subject to the following Warwick 401(k) Plan vesting schedule:

Years of Service	Vested Percentage
1	20%
2	40%
3	60%
4	80%
5	100%

Each participant shall direct the trustee as to the investment of the entire interest in his/her aggregate account. The administrator shall provide pooled and/or mutual funds for such investments and establish procedures to be applied in a uniform nondiscriminatory manner for participants to direct the trustee in writing to invest their aggregate account. The aggregate account of each participant so directed will be considered a directed investment account.

A separate directed investment account shall be established for each participant. The directed investment account shall be charged or credited as appropriate with the net earnings, gains, losses and expenses, as well as any appreciation or reduction in fair value during each Plan year attributable to such account.

In determining the fair value of securities held in the trust fund, which are listed on a registered stock exchange, the administrator shall direct the trustee to value the same at the prices they were last traded on such exchange preceding the close of business on the “valuation date.” If such securities were not traded on the “valuation date,” or if the exchange on which they are traded was not open for business on the “valuation date,” then the securities shall be valued at the prices at which they were last traded prior to the “valuation date.” Any unlisted security held in the trust fund shall be valued at its bid price next preceding the close of business on the “valuation date,” which bid shall be obtained from a registered broker or an investment banker. In determining the fair value of assets other than securities for which trading or bid prices can be obtained, the trustee may appraise such assets itself, or at its discretion, employ one or more appraisers for that purpose and rely on the values established by such appraiser or appraisers.

Normal retirement date - the first day of the month coinciding with or the next following the participant’s normal retirement age (65th birthday). A participant shall become fully vested in his/her account upon attaining his/her normal retirement age.

PROVIDENT BANK 401(k) AND PROFIT SHARING PLAN

NOTES TO FINANCIAL STATEMENTS—(Continued)

YEARS ENDED DECEMBER 31, 2009 AND 2008

3. DESCRIPTION OF THE PLAN (Con’t.)

Upon termination of service, at the election of the terminated employee, the administrator will direct the trustee to distribute the vested benefit due. If the vested benefit exceeds $5,000, the participant must submit a written consent before any distribution is made. There is no need for consent for distributions amounting to $5,000 or less. The Plan was amended prior to December 31, 2005 to comply with regulatory requirements. Lump sums of $5,000 or less are allowed and may be mandated by the employer.

Loans to Participants - Participants are permitted to obtain loans from the Plan in an amount of up to 50% of the net value of their vested balance, subject to a minimum of $1,000 and a maximum of $50,000. Plan loans are approved by Provident per established underwriting standards. Interest is charged on these loans at a rate similar to that which would be charged at other financial institutions. Loan terms cannot exceed five years. Principal and interest are paid ratably through payroll deductions. A loan is in default if the employee fails to make installment payments. This defaulted loan becomes a deemed distribution of the Plan. Deemed distributions were $10,530 and $45,064 for Plan Years 2009 and 2008, respectively. Loans become due and immediately payable upon an employee’s termination of employment.

Accounting fees and other administrative services are paid by the Plan Trust from the forfeitures accounts, if available. For Plan Years 2009 and 2008 forfeiture activity consisted of:

	2009	2008
Beginning Balance, 1/1	$6,376	$1,036
Forfeitures of non-vested employer contributions	36,245	67,490
Used for contributions	—	(26,381)
Used for audit fees and administrative services	(35,263)	(32,574)
Gains/(Losses)	1,832	(3,195)

Ending Balance, 12/31	$9,190	$6,376

4. TRANSACTIONS WITH RELATED PARTIES

28% of total assets available for plan benefits are held in Provident New York Bancorp Common Stock.

5. DEPOSITS WITH INVESTMENT COMPANIES AND CUSTODIAN

As of December 31, 2009 the plan’s deposits represent investments in various cash, money market funds, mutual funds, stocks and bonds held in an account with Principal Life Insurance Company. Principal Financial is the Directed Trustee, the Plan’s Recordkeepers, and the Plan’s third-party administrators. An internal Provident 401(k) Committee comprised of members of management of Provident Bank assumes the Bank’s fiduciary responsibilities.

PROVIDENT BANK 401(k) AND PROFIT SHARING PLAN

NOTES TO FINANCIAL STATEMENTS—(Continued)

YEARS ENDED DECEMBER 31, 2009 AND 2008

5. DEPOSITS WITH INVESTMENT COMPANIES AND CUSTODIAN (cont.)

As of December 31, 2009, investments representing 5% or more of net assets available for benefits were:

	Beg. of year Current Value	End of year Current Value
Capital Research Inter Bond Fund of America	$2,060,762	$2,069,195
Principal Life Fixed Income Option	$3,526,223	$3,724,676
Davis New York Venture A Fund	$1,326,581	$1,988,775
Principal Investors Life Time 2030 Pref Fund	$1,096,228	$1,833,415
Provident New York Bancorp Common Stock (Delaware Corp.)	$10,633,969	$7,674,891

Contributions for participants are maintained in individual accounts. The accounts are credited for actual earnings on investments and charged for Plan withdrawals. The accounts are also adjusted for any change in fair value in the investments. All investments are participant-directed except for Participant Loan Receivables.

6. INCOME TAX STATUS

The Internal Revenue Service has determined that the Plan qualifies under Section 401(a) of the Internal Revenue Code and is, therefore, not subject to tax under present income tax laws. The Plan administrator and the Plan’s tax counsel believe the Plan is qualified under the favorable Determination Letter received by Milliman for their volume submitter upon which Provident’s Plan document was written. In April, 2010, Provident Bank also filed for a favorable determination letter specific to the Provident Bank 401(k) & Profit-Sharing Plan.

7. TERMINATION

The Employer has the right to terminate the Plan at any time. Upon termination, all amounts credited to the participants’ accounts become 100% vested. A complete discontinuance of contributions by the Employer will constitute a termination.

8. INVESTMENT INCOME

Investment Income/ (loss) consists of:

	2009	2008
Realized gains/ (losses)	$(203,592)	$153,225
Unrealized gains/ (losses)	(359,601)	(5,747,530)
Dividend income	444,493	447,571

	$(118,700)	$(5,146,734)

PROVIDENT BANK 401(k) AND PROFIT SHARING PLAN

NOTES TO FINANCIAL STATEMENTS—(Continued)

YEARS ENDED DECEMBER 31, 2009 AND 2008

8. INVESTMENT INCOME (cont.)

During 2009, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) depreciated in value by $(563,193) as follows:

Mutual funds	$2,742,408
Stock	(3,422,241)
Fixed Income contracts	116,640

$(563,193)

9. FORM 5500

The following is a reconciliation of net assets available for benefits per the financial statements to the Schedule H of form 5500:

	2009	2008
Net assets available for benefits per the financial statements	$27,125,575	$24,532,158
Fair Value adjustment	196,036	185,590

Net assets available for benefits per the Schedule H to the Form 5500	$27,321,611	$24,717,748

10. FAIR VALUE MEASUREMENT

Fair values of assets measured on a recurring basis at December 31, 2009, are as follows:

	Fair Value	Quoted Prices in Active Markets For Identical Other Assets (Level 1)	Significant Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Cash & CD’s	$15,810	$15,810	$—	$—
Mutual Funds	15,147,655	15,147,655	—	—
Fixed Income Fund	3,724,696	—	—	3,724,696
Common Stock	7,674,891	7,674,891	—	—
Participant Loans	585,648	—	—	585,648

Total	$27,148,700	$22,838,356	$—	$4,310,344

SFAS No. 157, Fair Value Measurements, establishes a hierarchy that prioritizes the inputs to valuation techniques used to measure fair value of investments. This hierarchy consists of three broad levels with Level 1 being the highest. The Plan uses appropriate valuation techniques based on the available inputs to measure the fair value of its investments.

PROVIDENT BANK 401(k) AND PROFIT SHARING PLAN

NOTES TO FINANCIAL STATEMENTS—(Continued)

YEARS ENDED DECEMBER 31, 2009 AND 2008

10. FAIR VALUE MEASUREMENT (cont.)

Fair values for investments are determined by reference to quoted market prices and other relevant information generated by market transactions (Level 1).

Assets measured at fair value on a recurring basis using significant unobservable inputs (Level 3 inputs), consist of the following:

	Fixed Income Fund	Participant Loans	Total
December 31, 2009:
Beginning balance, fair value	$3,526,223	$478,400	$4,004,623
New loans	—	350,556	350,556
Principal payments	—	(232,778)	(232,778)
Deemed distributions	—	(10,530)	(10,530)
Interest income	127,090	—	127,090
Unrealized loss	(10,446)	—	(10,446)
Purchases, issuances and settlements, net	81,829	—	81,829

Ending balance, fair value	$3,724,696	$585,648	$4,310,344

December 31, 2008:
Beginning balance, fair value	$2,240,141	$383,833	$2,623,974
New loans	—	364,090	364,090
Principal payments	—	(224,459)	(224,459)
Deemed distributions	—	(45,064)	(45,064)
Interest income	100,867	—	100,687
Unrealized loss	(67,688)	—	(67,688)
Purchases, issuances and settlements, net	1,252,903	—	1,252,903

Ending balance, fair value	$3,526,223	$478,400	$4,004,623

11. SUBSEQUENT EVENTS

Management has evaluated subsequent events after the balance sheet date through June 9, 2010 the date of issuance of our financial statements.

PROVIDENT BANK 401(k) AND PROFIT SHARING PLAN

SUPPLEMENTAL INFORMATION

YEAR ENDED DECEMBER 31, 2009

Independent Auditor’s Report on Supplemental Information

Our audit was conducted for the purpose of forming an opinion on the financial statements taken as a whole. The information on pages 14-16, together referred to as “supplemental information” are presented for the purposes of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental information is the responsibility of the Plan’s management. The supplemental information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the financial statements taken as a whole.

Suffern, New York June 9, 2010

THE PROVIDENT BANK 401(K) AND PROFIT SHARING PLAN

SCHEDULE OF ASSETS HELD FOR INVESTMENT

FOR THE YEAR ENDED DECEMBER 31, 2009

	Beg. of Year Current Value	End of Year Current Value
Investments Held By Principal Life Insurance Co.:
Mutual Funds:
American Beacon Large Cap Fund	$470,356	$636,844
Capital Research American Funds Intm Bd Fund	2,060,762	2,069,195	(1)
American Funds Growth Fund of America	449,333	910,971
Davis NY Venture Fund	1,326,581	1,988,775	(1)
Royce Value Plus Service Fund	158,745	318,548
Janus Adv Mid Cap Growth S Fund	838,785	—
Janus Enterprise S fund	—	1,222,231
Principal Investors Ptr Midcap Value I	92,723	194,999	(2)
Principal Investors Life Time Str Inc Pref Fund	119,858	171,628	(2)
Principal Investors Life Time 2010 Pref Fund	398,481	653,953	(2)
Principal Investors Life Time 2020 Pref Fund	625,981	1,058,276	(2)
Principal Investors Life Time 2030 Pref Fund	1,096,228	1,833,415	(1),(2)
Principal Investors Life Time 2040 Pref Fund	336,077	753,647	(2)
Principal Investors Life Time 2050 Pref Fund	163,902	374,089	(2)
Principal Investors S&P 500 Index Fund	148,278	299,027	(2)
Principal Investors S&P 400 Index Fund	672,665	1,124,060	(2)
Principal Investors S&P 600 Index Fund	65,063	107,953	(2)
Principal Investors Small Cap Value Fund	88,443	97,309	(2)
Principal Investors Diversified Intl Fund	760,791	1,208,877	(2)
Principal Real Estate Securities Pref Fund	24,021	123,858	(2)
Unallocated Contract:
Principal Life Insurance Fixed Income 401a/k	3,526,223	3,724,696	(1),(2),(4)
Common Stock:
Provident New York Bancorp	10,633,969	7,674,891	(1),(2)
	—	—
Participant Loans Held By Principal Life Insurance Company	478,400	585,648	(2),(3)

Total Investments Held By Principal Life Insurance Company	24,535,665	27,132,890

Investments Held By Hudson Valley Investment Advisors, LLC:
Cash or Cash Equivalents	51	15,810
Mutual Funds	11,942	—

Total Investments Held By Husdon Valley Investment Advisors, LLC	11,993	15,810

Total Assets Held For Investment	$24,547,658	$27,148,700

(1)	Denotes 5% or greater of total assets available for plan benefits.
(2)	Party-in-interest as defined by ERISA
(3)	Non-participant directed investment
(4)	Reported at fair value

See notes to financial statements.

PROVIDENT BANK 401(k) AND PROFIT SHARING PLAN

SCHEDULE OF REPORTED TRANSACTIONS

DECEMBER 31, 2009

PLAN TRANSACTIONS IN EXCESS OF 5%

	Beg. of Year Current	End of Year Current
No reportable transactions.	$—	$—

See notes to financial statements.

PROVIDENT BANK 401(k) AND PROFIT SHARING PLAN

LOANS TO PARTICIPANTS

DECEMBER 31, 2009

Provident Bank 401(k) and Profit Sharing Plan Participant Loan balance as of December 31, 2009 was:

	Interest Rate	Principal Balance 12/31/09
Participant Loans	6 - 10.25%	$585,648

See notes to financial statements.

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its. behalf by the undersigned hereunto duly authorized.

PROVIDENT BANK 401(k) AND PROFIT SHARING PLAN

Date: June 23, 2010	By:	/s/ Paul A. Maisch
	Name:	Paul A. Maisch
	Title:	Executive Vice President and Chief Financial Officer,
Provident Bank